SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of April 2012

Commission File Number 001-08427

EKSPORTFINANS ASA

(Translation of registrant’s name into English)

Dronning Mauds gate 15

N-0250 Oslo, Norway

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒            Form 40 F  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes  ☐             No  ☒

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: April 19, 2012.	EKSPORTFINANS ASA

	By:	/s/ GISELE MARCHAND
Gisele Marchand
President and Chief Executive Officer

EXHIBIT INDEX

The following document (bearing the exhibit number listed below) is furnished herewith and is made a part of this Report pursuant to the General Instructions for Form 6-K.

Exhibit	Description

99.1	Press Release dated April 19, 2012.

This Form 6-K and the information contained herein is hereby incorporated by reference into our Registration Statement No. 333-164694.

Presentation of information

In this report, we use the term “us”, “we”, “our”, “Company” and “Eksportfinans” for Eksportfinans ASA group.

Website

Although certain references are made herein to www.eksportfinans.no, neither that website nor any information included thereon, or on any pages that can be accessed therefrom, are incorporated by reference herein.

Forward-looking statements

Except for historical statements and discussions, statements contained in this report constitute “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933 and Section 21E of the U.S. Securities Exchange Act of 1934. Any other document of Eksportfinans ASA filed with the U.S. Securities and Exchange Commission may also include forward-looking statements, and other written or oral forward-looking statements have been made and may in the future be made from time to time by us or on our behalf. Forward-looking statements include, without limitation, statements concerning our financial position and business strategy, our future results of operations, the impact of regulatory initiatives on our operations, our share of new and existing markets, general industry and macroeconomic growth rates and our performance relative to these growth rates. Forward-looking statements generally can be identified by the use of terms such as “ambition”, “may”, “hope”, “will”, “expect”, “intend”, “estimate”, “anticipate”, “believe”, “plan”, “seek”, or “continue” or similar terms.

These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of our control, that may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements.

You are cautioned not to put undue reliance on these forward-looking statements. We disclaim any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.